Exhibit 99.1

Blue Hat Interactive Entertainment Technology Launches “AR Glow” Interactive Glowstick Product to International Acclaim at China Import and Export Fair

XIAMEN, China, Nov.21, 2019 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced that its “AR Glow” product was met with an enthusiastic reception from international buyers at the 126th China Import and Export Fair (“the Trade Fair”) recently held in Guangzhou, China.

“AR Glow” is a smart glowstick with additional AR effects. When viewed using the accompanying mobile app developed by Blue Hat, the unicorn character on the glowstick will come to life with enhanced AR animation. The product also features sound recognition technology which will lead to a variety of different AR-enabled responses from the character. Users are able to record videos of their interactions with AR Glow to be shared on social media platforms. The new product was wholly developed by Blue Hat and is sold under the brand name of one of the Company’s business partners.

“We are very pleased with the extremely positive feedback received by ‘AR Glow’ during the Trade Fair, which demonstrates the uniqueness of Blue Hat’s offering in the consumer products market,” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “The idea behind ‘AR Glow’ is to imbue traditional glowsticks used at parties and live shows with elements of cutting-edge technology that fit the digital era. We look forward to continuing to diversify our product portfolio to provide fun and novel experiences to a wider age group of consumers.”

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

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About China Import and Export Fair

The China Import and Export Fair, also known as the Canton Fair, was established in 1957. Co-hosted by the Ministry of Commerce of PRC and the People’s Government of Guangdong Province and organized by China Foreign Trade Centre, it is held every spring and autumn in Guangzhou, China. The Canton Fair is a comprehensive international trading event with the longest history, largest scale, most complete exhibit variety, largest buyer attendance, broadest distribution of buyers’ source country and the largest business turnover in China.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Melody Liu

Blue Hat Interactive Entertainment Technology
Phone: +1 (425) 363-8048
Email: ir@bluehatgroup.net

Sophie Huang
Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 550-0129
Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com

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